

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

May 23, 2016

<u>Via E-mail</u>
Mr. Tanguy V. Serra
Chief Financial Officer
SolarCity Corporation
3055 Clearview Way
San Mateo, California 94402

     Re: SolarCity Corporation
             Form 10-K for the Year Ended December 31, 2015
             Filed February 10, 2016
             Form 10-Q for the Period Ended March 31, 2016
             Filed May 10, 2016
             Form 8-K
             Filed May 9, 2016
             File No. 1-35758

Dear Mr. Serra:

     We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

     Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

     After reviewing the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for the Year Ended December 31, 2015</u>

<u>General</u>

1. Your 8-K filed on May 9, 2016 repeatedly refers to Solar Renewable Energy Credits, including your now separate presentation of Contracted SREC Portfolio Pre-Tax Unlevered NPV Remaining. In this regard, please expand your disclosures to discuss

how these credits originate, the typical terms of these credits and contracts you enter into related to these credits, and correspondingly how you account for these credits and contracts.

Form 10-Q for the Period Ended March 31, 2016

Notes to the Financial Statements

Note 2. Summary of Significant Accounting Policies and Procedures, page 7

General

2. Disclosures on page 35 indicate that you discontinued offering MyPower contracts in most of your service territories in the first quarter of 2016. During the earnings call held on May 9, 2016, it was indicated that a new loan product in place of MyPower contracts has been developed. Please disclose the significant terms of the new product and clarify what impact the differences in terms from the MyPower contracts have had on your accounting for these loan arrangements, including whether you still consider the arrangement consideration not to currently be fixed or determinable. Please also address your accounting for the corresponding warranty costs on these new loan arrangements.

Reclassifications, page 7

3. In a similar manner to the disclosures provided in your Form 10-K for your previous income statement line items, please provide a description of the components of each of your new revised income statement line items. We note that revenue from sales under MyPower contracts have been separately presented as revenue from solar energy systems under long-term arrangements. Please clarify where the costs associated with these contracts are recorded, including the warranty costs.

Management's Discussion and Analysis

Liquidity and Capital Resources, page 38

4. Please disclose the actual ratios/amounts as of each reporting date for any material debt covenants for which it is reasonably likely that you will not be able to meet or which could impact your ability to obtain additional debt or equity financing to a material extent. For example, we note that you are required to maintain certain debt service and interest coverage ratios pursuant to certain debt agreements. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350.

5. Please expand your disclosures to better address how you determined that your current sources of cash will be sufficient to meet your cash requirements over the next 12 months in light of the following:

- Your operating and investing activities for the three months ended March 31, 2016 used cash of $659 million, which on an annualized basis appears to significantly exceed your current working capital and sources of cash discussed on page 38;
- You had a working capital deficit at December 31, 2015 and March 31, 2016; and
- It appears that a significant amount of cash flows generated by your solar assets have already been committed to under your current debt and VIE arrangements, including the latest cash equity financing you entered into on May 2, 2016. Please address what impact this will have on your ability to enter into future financing arrangements.

<u>Form 8-K Filed May 9, 2016</u>

6. In a similar manner to your other definitions provide on page 17, please explain how you arrive at the measure called Contracted SREC Portfolio Pre-Tax Unlevered NPV Remaining, including any significant assumptions or estimates used.

7. You refer to generating positive cash before manufacturing-related investments throughout your shareholder letter, including in the headings to your shareholder letter. This would appear to imply that you are generating cash flows from operations; whereas you continue to report net cash used rather than generated from operations since the year ended December 31, 2014. Please advise or revise your disclosures accordingly to better clarify.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, Al Pavot, Staff Accountant, at (202) 551-3738.

Sincerely,

/s/ Terence O'Brien

Terence O'Brien
Accounting Branch Chief
Office of Manufacturing and Construction